Points Teams Up with WestJet to Enable Rewards Members to Buy WestJet Dollars

By integrating with the Points Loyalty Commerce Platform, WestJet offers members the ability to reach redemption goals quicker on WestJet and WestJet Partner flights

TORONTO, April 5, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced a new collaboration with WestJet to offer its Buy service to the WestJet Rewards program. WestJet Rewards members will now be able to buy WestJet dollars, increasing the value, revenue and engagement opportunities for WestJet Rewards.

“We’ve designed the Loyalty Commerce Platform for easy integrations that provide immediate value to our loyalty program partners and their members,” said Rob MacLean, CEO of Points. “We’re pleased to leverage our technology, like the Buy service, and partner with loyalty programs as they become more engaged with their members.”

Through the Points Loyalty Commerce Platform, WestJet Rewards members now have the ability to purchase additional WestJet dollars for themselves. This allows members to reach redemption goals faster on WestJet’s new Member Exclusive fares.

Mr. MacLean continues: “We are excited about our new relationship with WestJet and look forward to adding more value to the WestJet Rewards program and opening the door for members to engage more with their rewards and grow their balances.”

With its leading Loyalty Commerce Platform, Points provides loyalty ecommerce and technology solutions to the world's top brands to power innovative products and services that drive increased revenue and member engagement in loyalty programs. Points’ loyalty program partners leverage the platform for a broad range of services and go-to market solutions that generate more revenue, broaden redemption opportunities and deepen member engagement as they interact with their rewards. For more about Points’ Loyalty Commerce Platform, visit www.points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

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